

October 21, 2013

Michael Bonn
President, Chief Executive Officer, Chief Financial Officer and
Chairman of the Board of Directors
Colorado Income Holdings, Inc.
7899 South Lincoln Court
Suite 205
Littleton, CO 80122

Re: Colorado Income Holdings, Inc.
        Registration Statement on Form S-1/A
        Filed October 15, 2013
        File No. 333-190083

Dear Mr. Bonn:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus cover page

1. Revise to clarify in the first paragraph that the ending date of the offering will be one year after the date of this Prospectus. Also revise the date of the Prospectus and move it from the page with the Table of Contents to the Prospectus cover date.

2. Revise the third sentence after the Table to indicate the Notes will be delivered to purchasers the same day … "only after the minimum funds are raised. Otherwise, purchasers will receive their notes when the minimum is reached and their notes will be dated that day". If this is not the case, make appropriate revisions.

The Offering, page 16

3. Please revise to disclose that no sinking fund will be used and that purchasers will receive their funds at maturity without taking further actions or otherwise disclose what actions must be taken.

Use of Proceeds, page 17

4. We have reviewed your response to our prior comment number 2 and note that the line item titled Net Proceeds to Company under the maximum offering amount of $3,000,000 is $954,590.80. Please revise this line item to be $2,954,590.80.

Financial Statements

5. Please be sure to label the columns of the financial statements that have been restated as restated.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Chris Harley, Staff Accountant, at 202-551-3695 or Gus Rodriguez, Accounting Branch Chief, at 202-551-3752, if you have questions regarding financial statements and related matters. Please contact Jessica Livingston, Senior Counsel, at 202-551-3448 or me at 202-551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel